FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA DRILLS 140 PPM URANIUM AND ELEVATED NICKEL IN FIRST HOLES AT BLACK LAKE

Vancouver, Canada, Aug 5th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  has received additional results from drilling at the Platt Creek conductive trend on the Black Lake project, located within the Black Lake Denesuline First Nation Reserve on the northern rim of the Athabasca Basin, Saskatchewan - see Figure 1).

Figure 1

The winter-spring drill program intersected the main conductive horizon in the north, where it was associated with elevated uranium values to 12 ppm, strong boron enrichment and extensive hematization of the splay fault offsets - see News Release - June 5, 2009.

During further spring drilling in the southern target area,  the fence of three holes did not intercept the conductor, but the eastern-most drill hole intersected 140 ppm uranium just below the unconformity in a 20 metre zone of elevated nickel response (to 1,000 ppm Ni).  All the southern drill holes showed geochemically-elevated nickel and boron in the 20 to 50 metres of basement immediately below the unconformity.  Drill hole BLK007 also contained anomalous boron in the lower 60 metres of sandstone which is confirmed by the presence of visible dravite.  The elevated geochemical signature in these holes is indicative of a favourable hydrothermal mineralizing system.

The fourth hole in the southern zone also failed to intersect the main conductor.  However, subsequent down-hole EM surveying located a conductive target approximately 25 metres from the termination of the hole.  This conductor lies between hole BLK009 and hole BLK010 - see Figure 2.

Figure 2

The drill program at Black Lake is following-up on geological and geophysical targets identified from a prospecting and mapping program in summer 2008 in the Platt Creek area.  This work discovered uranium mineralized sandstone boulders down-ice of the major geophysical target.  The Platt Creek fault is a major regional fault system, which has previously shown high-grade uranium mineralization in drill holes on the adjacent mineral exploration property (Black Lake Property owned by UEX/AREVA).  The mineralized boulder samples from summer 2008 work were collected from low swampy ground and are detailed below in Table 1.

Table 1.  Platt Creek Samples: June 2009 Drill area

Sample	Location	Type	Rock Unit	Alteration	% U3O8
SB044	Platt Creek	Boulder	Amphibolite	Hematite	1.8
TP161	Platt Creek	Outcrop	Norite	Hematite	0.11
RWM593	Platt Creek	Boulder	Sandstone		0.51

All of the prospecting and drill samples from the Black Lake project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

Corporate Matters

The Company is fully-funded for current operations and is budgeting for further extensive summer-fall 2009 exploration programs, through its joint venture partnerships and from current treasury.  Current drilling is progressing on the Fond du Lac Project, located west of Black Lake.  Drill and assay results from active projects will be provided as they become available to the Company.

Subsequent to the Company’s July 23rd, 2009 News Release regarding its non-brokered private placement with the MineralFields Group, the Company has received a request for additional operating information from Mineralfields prior to formalizing its subscription.  Consequently, the date of closing for the private placement has been extended and the Company will issue a further news release upon receiving confirmation of MineralFields’ subscription.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the Poplar Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	August 5th, 2009